18006169

SEC Processing Section

MAR 01 2018

Washington DC

408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: White Mountain Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

352 7th Avenue 17th Floor PH

(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lowenberg 212-509-0313

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Noreman LLP

(Name – *if individual, state last, first, middle name*)

One Linden Place	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Lowenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of White Mountain Capital LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

DAISY J GUZMAN
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION NO. 01GU6102913
COMMISSION EXPIRES 12/8/19

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

White Mountain Capital LLC

(SEC I.D. No. 8-52572)

Statement of Financial Condition
And Report of Independent Registered Public Accounting Firm

December 31, 2017

FILED PURSUANT TO RULE 17a-5(e)(3)

AS A PUBLIC DOCUMENT

WHITE MOUNTAIN CAPITAL, LLC
Statement of Financial Condition
And Report of Independent Registered Public Accounting Firm
December 31, 2017

Table of Contents

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
White Mountain Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of White Mountain Capital, LLC (the "Company") as of December, 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of White Mountain Capital, LLC as of December, 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of White Mountain Capital, LLC's management. Our responsibility is to express an opinion on White Mountain Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to White Mountain Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kamler, Lewis & Noreman LLP

We have served as White Mountain Capital, LLC's auditor since 2005.

Great Neck, New York
February 27, 2018

WHITE MOUNTAIN CAPITAL, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$ 257,619
Deposit with clearing organization	100,124
Due from clearing organization	9,409
Property and equipment - net	3,048
Prepaid expenses and other assets	54,395
Total Assets	$ 424,595

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 76,272
Due to clearing organization	100,726
	176,998
Contingencies	
Members' Equity	247,597
Total Liabilities and Members' Equity	$ 424,595

The accompanying notes are an integral part of these financial statements.

White Mountain Capital, LLC
Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

White Mountain Capital, LLC ("the Company") is a securities broker and earns commissions on sales of mutual funds and annuity contracts. The Company also engages in proprietary trading of equity securities. The Company's customers are primarily located in the New York Tri-State Area. The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

In 2015, the Company entered into a four year agreement with Hilltop Securities to execute and clear transactions and carry accounts on a fully disclosed basis on behalf of the Company's customers. The minimum clearing and execution charges are $7,500 per month.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in accordance with the Accounting Standards Codification that was approved by the Financial Accounting Standards Board as being the single source of authoritative United States accounting and reporting standards.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash and cash equivalents. At December 31, 2017 the Company had no deposits at any financial institution in excess of the Federal Deposit Insurance Corporation limit of $250,000.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, accounts receivable, accounts payable and accrued expenses approximate their fair values at December 31, 2017.

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition

Commissions, as well as the related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Principal transactions, including the related expenses, which are recorded on a trade date basis, including realized and unrealized gains and losses for the purchase or sale of securities on a first-in, first-out basis. Unrealized gains and losses for securities are recorded on a mark-to-mark basis at the date of the consolidated financial statements.

Interest income and expense is recorded on an accrual basis which is calculated based on contractual interest rates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over their expected useful lives which is three to seven years. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized. Leasehold improvements are amortized over the lesser of the economic useful life of the asset or the term of the lease.

Income Taxes

The Company was organized as a limited liability company, and accordingly, no provision is required for federal and state income taxes. Under the Internal Revenue Code and similar state regulations, the Company is treated as a partnership and the taxable income or loss of the Company is taxed to the members. However, the Company is subject to local New York City income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax provisions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

As of December 31, 2017 the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations for years previous to the three year statute of limitations and there are presently no ongoing tax examinations.

Note 2 - Summary of Significant Accounting Policies (continued)

Guaranteed Payments to Members

Guaranteed payments to members that are intended as compensation for services rendered are accounted for as expenses rather than as allocations of net income.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU is effective for the Company in January 2019 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. As a result of adopting this ASU, the Company, among other things, will be required to recognize incentive fees earlier than under the Company's current revenue recognition policy, which defers recognition until all contingencies are resolved. The Company may also be required to change the current presentation of certain costs from a net presentation within net revenues to a gross basis, or vice versa. Based on implementation work to date, the Company does not currently expect that the ASU will have a material impact on its financial condition, results of operations or cash flows on the date of adoption.

Note 3 - Property and Equipment - Net

Property and equipment consist of the following at December 31, 2017:

Furniture and fixtures	$ 21,637
Less: Accumulated depreciation	18,589
	$ 3,408

Note 4 - Related Party Transactions

The Company is a member of a group of affiliated entities in the financial services industry. The Company earns commission income from an affiliated investment partnership (IP) as well as from officers and employees of companies in the affiliated group and their family members. In connection with the Company's broker agreement, under certain circumstances, the Company also earns fees on the IP's short cash balances held at the broker and on the margin interest paid by the IP to the broker.

Note 5 - Membership Interests

The Company's membership interest consists of three classes. All classes share in the Company's profits and losses. Class A and B also have voting rights. Upon dissolution of the Company, each holder of Class B units is entitled to receive, distributions equal to the total amount of initial capital contributed. After paying the initial capital contribution to class B units, the remaining distributions shall be pro rata according to ownership percentage.

Note 6 - Financial Instruments With Off Balance Sheet Risk

The Company is engaged in various trading and brokerage activities whose counterparties include primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company's exposure to risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair a customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 - Securities Sold Short

The Company is subject to certain inherent risks arising from its activities of selling securities short. The ultimate cost of the Company to acquire these securities may exceed the liability reflected in the financial statements. In addition, the Company is required to maintain collateral with the broker to secure these short positions. There were no short securities sold short as of December 31, 2017.

Note 8 - Leases

The Company has an operating lease for office space in New York City, which now expires on August 31, 2024. The lease requires minimum rent payment and increases for real estate taxes and fuel over base amounts as specified in the lease.
Minimum annual lease payments are as follows:

Year Ended December 31,	Amount
2018	$152,000
2019	157,000
2020	162,000
2021	167,000
2022	172,000
2023 and thereafter	295,000
	$ 1,105,000

Note 9 - Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 10 – Contingencies

At times, the Company may be involved in various litigation or regulatory inquiries or exams that arise in the normal course of business. Management believes that these items, individually or in aggregate, are not likely to have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Note 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2017, the Company had net capital of $190,154, which was $90,154 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was to .93 to 1.

Note 12- Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Note 13-Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected or disclosed in the financial statements. Such evaluation is performed through the date the financial statements are issued, which is February 27, 2018 for these financial statements.